Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls, QC Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades Announces that Norampac – Trenton Will Remain Open

May 29, 2012 – Kingsey Falls, Quebec – Cascades Inc. (TSX: CAS), a leader in the recovery and the manufacturing of green packaging and tissue paper products, announces that further to a vote by a significant majority of employees in favour of its final offer, it will not proceed with the closure of its containerboard mill located in Trenton, Ontario, as planned and announced last April.

“We are satisfied to be able to finally reach an agreement with the union and the employees in Trenton. By keeping the mill open, we are saving 130 jobs in this community and avoiding significant financial losses for the local forest industry. The challenges faced by this mill are by no means over. However, reaching this agreement with our employees is a vital pre-condition, and we can now concentrate on identifying an action plan for achieving long-term viability.” said Marc-André Dépin, President and Chief Executive Officer at Norampac.

The Norampac–Trenton facility produces corrugating medium and has an annual production capacity of 150,000 metric tons.

About Cascades

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 12,000 men and women, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information:

Media

Hubert Bolduc

Vice-President, Communications and Public Affairs

Cascades Inc.

514 912-3790

Investors

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

Source: Marc-André Dépin President and Chief Executive Officer Norampac, a Division of Cascades Canada ULC